SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2005

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of March, 2005.

Contents:

Enclosure 1.	Press release re: New Patent dated, 11 February, 2005.
Enclosure 2.	Press release re: Changes to the board, dated 15 February, 2005.
Enclosure 3.	Press release re: BioProgress places £1.5 million order to build the first commercial TABWRAP™ machine, dated 3 March, 2005.

Enclosure 1.

BioProgress PLC

Press Release	11 February 2005

BioProgress plc

(‘BioProgress’ or ‘the Company’)

New patent granted

BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces today that another of its pending patents has now been granted.

The patent relates to a new type of capsule configuration, where the walls of the capsule are comprised of several layers of laminated film, each of which can be designed to dissolve at a different rate or time. This means the capsule can be specifically programmed to deliver its contents at a precise time or site in the body or, for non ingestible applications to, for example, deliver the capsule content at a precise time in a laundry or dishwasher cycle.

Graham Hind, Chief Executive Officer of BioProgress, said: ‘We have over eighty patents in application or granted across a wide spectrum of applications for our technologies. As more of our extensive patent application portfolio becomes granted patents it increasingly strengthens our position in being able to offer innovative, protected solutions that can add significant value to major global brands and businesses.’

- Ends -

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

For further information:
BioProgress plc

Graham Hind, Chief Executive	Tel: +44 (0) 1354 655674
grahamhind@bioprogress.com
www.bioprogress.com

UK Media enquiries:
Abchurch

Henry Harrison-Topham /Heather Salmond	Tel: +44 (0) 20 7398 7700
heather.salmond@abchurch-group.com
www.abchurch-group.com

US Investor enquiries:
Taylor Rafferty

Andrew Saunders	Tel: +1 212 889 4350
andrew.saunders@taylor-rafferty.com
www.taylor-rafferty.com

Notes to editors:

BioProgress listed on AIM in May 2003 and on NASDAQ in October 2004, and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s portfolio comprises over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

Enclosure 2.

BioProgress PLC

Press Release	15 February 2005

BioProgress plc

(‘BioProgress’ or ‘the Company’)

Changes to the Board

BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces today the appointment of two new Non-Executive Directors with immediate effect.

Tony Fabrizi is the founding Director of Ghaliston Limited, an FSA regulated corporate finance business that was established in early 2002, and which has acted as financial advisor on five AIM flotations as well as raising private funding for a number of UK companies. Tony qualified as a Chartered Accountant in 1986 with KPMG where he spent five years, and his career has also included 10 years of corporate finance experience with James Capel (now HSBC Investment Bank), as well as three years with RP&C International, a US based niche investment bank.

Richard Trevillion is the founder and CEO of Amity Partners Limited, a principal healthcare finance business which has been responsible for numerous transactions in life sciences since it was formed in late 2002. A qualified solicitor, he began his career with law firms Lovell White Durrant and Simmons & Simmons, before moving to corporate finance where his senior experience includes being co-Director at Arthur Andersen responsible for their healthcare corporate finance team. Richard then became Head of healthcare within the technology corporate finance group at Close Brothers Corporate Finance in 2000.

BioProgress also advises that Graham Cole has resigned as a Non-Executive Director. The Board wishes to thank Graham for his contribution to the Company since its flotation on AIM in May 2003.

Graham Hind, Chief Executive Officer of BioProgress, said: ‘As BioProgress moves into the commercialisation phase of its technologies, it is now time to bring new skills onto the Board. Richard and Tony bring to BioProgress a valuable mix of City corporate finance and pharmaceutical sector knowledge, and we look forward to working closely with them and benefiting from their extensive experience.’

Anthony Fransisco Bodie Fabrizi, aged 43, has been a director of the following companies during the past five years:

Current Directorships	Directorships held in the past five years
Ghaliston Limited	Murray Financial Corporation plc
Caplay plc	Luminar Partners Limited
Designer Vision Group plc	Amnium Limited
Designer Vision Limited	Intrinsic Value Partnership Limited
Smart Voucher plc

Richard Trevillion, aged 37, has been a director of the following companies during the past five years:

Current Directorships	Directorships held in the past five years
Amity Partners Limited	Close Brothers Corporate Finance Limited
Trevillion Associates Limited	Alliance Pharmaceuticals plc
Flynn Pharma Limited	Alliance Pharmaceuticals Limited
Centrom Limited	Metamorph Limited
Surrey Clinical Research Limited	London Capital Limited

There is no other information that falls to be disclosed under Schedule 2 paragraph (f) of the AIM Rules.

- Ends -

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

For further information:
BioProgress plc
Graham Hind, Chief Executive	Tel: +44 (0) 1354 655674
grahamhind@bioprogress.com
www.bioprogress.com

UK Media enquiries:
Abchurch
Henry Harrison-Topham / Heather Salmond	Tel: +44 (0) 20 7398 7700
heather.salmond@abchurch-group.com
www.abchurch-group.com

US Investor enquiries:
Taylor Rafferty
Andrew Saunders	Tel: +1 212 889 4350
andrew.saunders@taylor-rafferty.com
www.taylor-rafferty.com

Notes to editors:

BioProgress listed on AIM in May 2003 and on NASDAQ in October 2004, and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s portfolio comprises over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

Enclosure 3.

BioProgress PLC

Press Release	3 March 2005

BioProgress plc

(‘BioProgress’ or ‘the Company’)

BioProgress places £1.5 million order to build the first commercial TABWRAPTM machine.

BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces that it has placed a £1.5 million order with Innomech Automation Solutions in Cambridgeshire UK (www.innomech.co.uk) to build the first full size commercial TABWRAPTM machine. This follows an extensive internal design programme within BioProgress and the production and testing of several prototype TABWRAPTM machines.

The decision to award the order to Innomech was taken in full consultation with Harro Hoefliger which is currently heavily committed to other projects with BioProgress and other customers. As a result, Harro Hoefliger could not commit to meeting the required timeframe for delivery of the first full sized demonstrable fully automated TABWRAPTM machine and enable the demonstration of the TABWRAPTM technology at the commercial launch which is targeted for November 2005.

Innomech are very experienced in building complex machines to high specification pharmaceutical standards and meeting both European and FDA approval requirements. They specialise in the cross fertilisation of technologies, high accuracy pick & place systems, machine vision and precision measurement, control systems, lasers and advanced robotics. Innomech will build the first machine, but Harro Hoefliger will optimize the production machine design and then it is intended that they will build batches of commercial TABWRAPTM machines, supplying, commissioning and providing the necessary global after sales service.

The first commercial TABWRAPTM machines will have a design output of 120,000 tablets per hour but the design incorporates the potential to double this output and even greater outputs are feasible, enabling the technology to be coupled to some of the world’s fastest tablet presses.

The TABWRAPTM process is revolutionary and incorporates state of the art technology in fast tablet processing, innovative film cutting and a unique overlap film tamper-evident sealing process. The ability to manipulate the dissolution rates of the tablet wrapping film formulations enables BioProgress to design-in advanced rapid active release characteristics that are particularly important for analgesics.

The TABWRAPTM machine is planned to be demonstrable by September 2005 in time for a commercial launch in November at the CPhl Worldwide and the International Control Services Expo exhibitions in Madrid. 20,000 pharmaceutical decision makers from 110 countries are expected to attend. It is then intended that the TABWRAPTM machine will be fully commissioned, operational and ready to install into one of a number of interested contract pharmaceutical manufacturers during the first quarter of 2006. This will enable product development and production to be carried out for customers who have ordered TABWRAPTM machines or the contract manufacture of TABWRAPTM products for those who wish to adopt the technology but do not initially wish to order their own machines.

Under the Company’s licensing agreement with Perrigo that was outlined in an announcement on 8 March 2004, Perrigo acquired an exclusive license for TABWRAPTM in a specific market sector within North America and the EU. BioProgress has an excellent relationship with Perrigo and discussions are now underway as to how best to give Perrigo access to the UK designed technology as early as possible.

Graham Hind, Chief Executive of BioProgress, said: ‘As part of the ongoing process of developing the TABWRAPTM technology, we have provided several different developing working prototypes to customers and have received extremely positive feedback,.

‘The interest in this technology is now rapidly growing. The consumer wants a coated easy-to-swallow tablet but this currently means either a gelatin, sugar or cellulose spray coated tablet. All these solutions involve expensive batch based technologies which we believe are unsustainable in the long term in an environment where governments are closely reviewing the cost of pharmaceutical drugs and asking searching questions about the efficiency of the pharmaceutical manufacturing process.

‘Technologies like TABWRAPTM, which are fast and continuous eliminating slow batch-based systems, can change the economics of the traditional tablet production process but also offer major new innovation opportunities for the pharmaceutical product marketeers.’

- Ends -

Forward looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

For further information:

BioProgress plc

Graham Hind, Chief Executive	Tel: +44 (0) 1354 655674
grahamhind@bioprogress.com
www.bioprogress.com

UK Media enquiries:

Abchurch
Henry Harrison-Topham / Heather Salmond	Tel: +44 (0) 20 7398 7700
heather.salmond@abchurch-group.com
www.abchurch-group.com

US Investor enquiries:

Taylor Rafferty

Andrew Saunders	Tel: +1 212 889 4350
andrew.saunders@taylor-rafferty.com
www.taylor-rafferty.com

Notes to editors:

BioProgress listed on AIM in May 2003 and on NASDAQ in October 2004, and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s portfolio comprises over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: March 3, 2005	Elizabeth Edwards
Chief Financial Officer